The Channel Tunnel Group Limited
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
Telephone: 01303 273300
Fax: 01303 850360

France-Manche S.A.
140-144 boulevard Malesherbes
75017 Paris
Téléphone: 01 43 18 62 00
Fax: 01 43 18 62 49

Internet: www.eurotunnel.com

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

17 April 2002

Dear Sirs,

RE : Eurotunnel PLC (82-2999)/Eurotunnel SA (82-3000) : Rule 12g3 – 2 (b) under Securities Exchange Act, 1934

I enclose the following recent announcement:

- Eurotunnel's revenue and traffic for Q1 2002.

Yours faithfully,

D Leonard
Secretary

dlw 4/30

C:\DATA\WORD\Board\l-rule12g3-2(b)020417.doc

EUROTUNNEL Q1 RESULTS 2002

- **Shuttle services revenue up 8%**
- **Truck volumes up 3%**
- **Higher truck and passenger yields**
- **Service quality greatly improved**

Richard Shirrefs, Chief Executive, commented:

"Eurotunnel has made an encouraging start to the year. The key drivers of our business are the volumes and yields on our core shuttle services, especially freight. Truck volumes are up, and so are both truck and passenger yields.

Asylum seekers continue to make headlines but are no longer affecting our business. The investment we made in security at our Coquelles Terminal last year has fully restored service quality, and the new service initiatives taken in the first quarter have improved our reliability and punctuality even further.

Eurotunnel remains confident of continued sound performance with the level of growth in the truck market being the key influence on our full year financial results."

Operating Revenue

Eurotunnel's core shuttle service revenue grew 8% at constant exchange rates to £72.7 million, reflecting the success of our strategy of seeking higher yields in our truck and passenger businesses.

Railways revenues grew 1% to £53 million[1] with the majority made up of guaranteed payments under the Minimum Usage Charge.

Total transport revenues grew 5% to £125.7 million. This more than offsets the fall in non-transport revenues, which continue to be marginal.

£ million	Q1 2002 Unaudited*	Q1 2001 Restated*	% change	Q1 2001 Reported**
Shuttle services	72.7	67.3	+ 8%	67.6
Railways	53.0	52.7	+ 1%	52.9
Transport activities	125.7	120.0	+ 5%	120.5
Non-transport activities	4.6	9.1	- 49%	9.2
Operating revenue	**130.3**	**129.1**	+ 1%	**129.7**

* exchange rate £1= EUR 1.631 ** exchange rate £1=EUR 1.614

1. In the first quarter, SNCF/BRB witheld payments of almost £4 million relating to their contribution to provisional operating costs of the Group for 2002, pending arbitration. The Railways revenue have been accounted for without any deduction of the amounts withheld by the Railways.

Eurotunnel Shuttle Services

Truck shuttles

Eurotunnel's truck shuttle service carried 305,143 trucks in the first quarter of 2002, a 3% increase on the corresponding period in 2001. This was in line with market growth on the short sea routes, as Eurotunnel maintained its 42% market share.

Truck prices were increased from 1 January as planned, resulting in higher average yields.

The recent disruption to rail freight services operated by EWS and SNCF caused by asylum seekers at the SNCF freight yard at Frethun has not affected Eurotunnel's truck shuttle service operating from its terminal at Coquelles. Following the extensive security measures implemented during 2001, Eurotunnel's service quality has been restored to normal, although continued vigilance is required given the close proximity of the Sangatte refugee centre. Eurotunnel continues to seek the relocation of this centre.

Passenger shuttles

Eurotunnel continues to pursue its strategy of targeting higher value customers. Consequently, the volume of cars transported fell 10% to 478,287, and market share dropped 6 points to 53%. However, revenues increased thanks to the improved mix and average yield which resulted.

Eurotunnel also increased coach prices substantially, resulting in a 21% drop in volume to 11,456 coaches and a fall of 12 points in market share to 31%. Revenue was stable compared to the same period last year.

	Q1 2002	Q1 2001	% change	Short sea market[1]
Truck shuttles	305,143 trucks	295,024 trucks	+ 3%	+ 3%
Passenger shuttles	478,287 cars[2] 11,456 coaches	530,055 cars[2] 14,461 coaches	- 10% - 21%	0% + 10%

[1]The reference market is now short sea: Folkestone-Dover-Ramsgate/Calais-Zeebrugge-Dunkerque
[2] including motorcycles, cars, vehicles with trailers, caravans and campervans

Railways (Eurostar & rail freight)

The number of Eurostar passengers travelling through the Tunnel fell by 6%, and through rail freight tonnage fell by 49%, the latter reflecting disruption by asylum seekers which has now shifted to the rail freight services operated by SNCF/EWS. This has no effect on Eurotunnel's revenues, which are covered by the Minimum Usage Charge.

	Q1 2002	Q1 2001	% change
Eurostar (passengers carried through the Tunnel)	1,468,002 passengers*	1,557,486 passengers*	- 6%
Rail freight (SNCF/EWS) (tonnage carried through the Tunnel)	367,199 tonnes	725,868 tonnes	- 49 %

* The passenger number given is for Eurostar passengers who travelled through the Channel Tunnel, and excludes passengers between Paris/Calais and Brussels/Lille.

END

Note to editors:

A conference call for analysts and investors will be held today at 2pm. UK dial-in tel: (020) 7950 1251, US dial-in tel: (212) 287 1618. Please quote: Eurotunnel.

A replay will also be available for one week from today. UK dial-in tel: 0800 018 1523, US dial-in tel: (402) 220 5219. Please quote code 1778.

Media Enquiries:
Kevin Charles, Eurotunnel Press Office
tel: 01303 288728 or 01303 288737

Sue Pemberton, Citigate Dewe Rogerson
tel: 020 7282 2842

Investor Enquiries:
Alison Bourgeois
tel: 00 33 1 43 18 62 07

Sarah Dorso
tel: 00 33 3 21 00 64 79

News Release No. 800

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Coquelles, France and is market leader for cross-Channel travel. Eurotunnel also earns toll revenue from other train operators (Eurostar and rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.